March 24, 2025	Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0206 F: +1 202.637.3593 dwaunedupree@eversheds- sutherland.com

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Lisa Larkin and Ms. Lauren Hamilton

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Private Credit Fund – Registration Statement on Form N-14 (File No. 333-284872)

Dear Mses. Larkin and Hamilton:

On behalf of Blackstone Private Credit Fund (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on March 11, 2025, regarding the Company’s registration statement on Form N-14 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”), filed with the SEC on February 12, 2025. Each of the Staff’s comments is set forth below and followed by the Company’s response. Revisions to the Prospectus referenced in the responses below are set forth in the Company’s Pre-Effective Amendment No. 1 to the Company’s Registration Statement filed herewith.

Legal

1.

Comment: The Staff notes that you are registering securities in reliance on the Staff’s position in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). Please provide a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in these no-action letters and include all of the representations contained therein.

Response: In response to the Staff’s comment, the Company is separately submitting via EDGAR correspondence a supplement letter stating that it is registering an exchange offering in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (together, the “No-Action Letters”), and such supplemental letter includes the representations contained in the No-Action Letters.

Accounting

1.

Comment: Please update the financial statements and the financial information that is incorporated into the Registration Statement by reference. Once the Staff reviews the updated financial information, we may have additional comments.

Response: The Company has updated the relevant financial information accordingly.

* * *

Please do not hesitate to contact me at (202) 383-0206, Cynthia Krus at (202) 383-0218, or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,
/s/ Dwaune L. Dupree
Dwaune L. Dupree

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.